SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form  20-F     ☒                Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Date: 7 August 2007

DISCLOSURE OF DIRECTORS’ DETAILS – Sir Win Bischoff and Ann Godbehere

As required by Listing Rule 9.6.13, we confirm the following in connection with the appointment of Sir Win Bischoff and Ann Godbehere as non-executive directors of Prudential plc with effect from 2 August 2007, which was announced on 1 August 2007:

Directorships held in publicly quoted companies pursuant to Listing Rule 9.6.13(1)

Current Directorships

Sir Win:	McGraw Hill Companies Inc, NY
Eli Lilly and Company, Indianapolis
Land Securities plc, UK
Akbank T.A.S. Istanbul

Ann Godbehere: None

Previous Directorships

Sir Win:	Cable and Wireless plc, UK
IFIL – Finanziaria di Partecipazioni SpA, Italy
Siemens Holdings Plc, UK

Ann Godbehere: None

There are no details to be disclosed that may otherwise have been required by Listing Rules 9.6.13(2)-(6).

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

-ENDS-

Contact name for Enquiries

Sylvia Edwards, Assistant Group Secretary

020 7548 3826

Company official responsible for making notification

Peter Maynard, Company Secretary

020 7548 3321

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 7 August 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Peter Maynard
Peter Maynard
Company Secretary